

02006794

[ST]ATES
[SECURITIES AND EXCH]ANGE COMMISSION
[WASHINGTON, D].C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49115

RECEIVED MAR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRIBECA INVESTMENTS L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 PARK AVENUE
(No. and Street)

NEW YORK,	NY	10043
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Jarvis 212-559-8016
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 PARK AVENUE	NEW YORK	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

February 22, 2002


RECEIVED
MAR 0 1 2002
385
WASH. D.C.

State of New York)
) ss:
County of New York)

We, the undersigned officers and directors of the Company of Tribeca Investments, L.L.C., do hereby affirm that, to the best of our knowledge and belief, the attached financial statements as of December 31, 2001 and supplementary schedule are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

In addition, as allied members of the New York Stock Exchange, Inc., we do hereby certify that the attached financial statements as of December 31, 2001 and supplementary schedule will promptly be made available to those Tribeca Investment L.L.C. members and allied members whose signatures do not appear below.

William H. Heyman
Chief Executive Officer

Craig M. Jarvis
Chief Financial Officer

Subscribed and sworn to before me
this 22nd day of February 2002.

MILLIE KIM
Notary Public, State of New York
No. 31-4963839
Qualified in New York County
Commission Expires Mar. 19, 2002


KPMG

TRIBECA INVESTMENTS, L.L.C.
(a limited liability company)

Statement of Financial Condition
as of December 31, 2001



345 Park Avenue
New York, NY 10154

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of
Tribeca Investments, L.L.C.:

We have audited the accompanying statement of financial condition of Tribeca Investments, L.L.C. (the Company) as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Tribeca Investments, L.L.C. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

New York, New York
February 22, 2002



TRIBECA INVESTMENTS, L.L.C.
(a limited liability company)
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Receivable from brokers and dealers	$ 120,349,445
Securities owned, at market value, held at clearing broker	1,879,980,721
Interest and dividends receivable	6,531,409
Contractual commitments	3,726,556
Other assets	30,000
	$2,010,618,131

LIABILITIES AND MEMBERS' CAPITAL

Securities sold, not yet purchased	$887,389,189
Contractual commitments	5,647,740
Accounts payable and accrued liabilities	67,286,282
	960,323,211
Members' Capital:	1,050,294,920
	$2,010,618,131

The accompanying notes are an integral part of this financial statement.

TRIBECA INVESTMENTS, L.L.C.

(a limited liability company)

Notes to the Statement of Financial Condition

1. Summary of Significant Accounting Policies

Tribeca Investments, L.L.C. (the "Company")is a Delaware limited liability company. The members of the Company are Tribeca Management L.L.C., Travelers Insurance Co., Travelers Life and Annuity Co., Travelers Tribeca Investments Inc. and Primerica Life Insurance Co. (all subsidiaries of Citigroup Inc.). The members' liability is limited to their capital contributions. The Company will terminate on December 31, 2026 unless the members agree to terminate earlier. The Company is primarily engaged in the proprietary trading of securities in the United States and clears substantially all securities transactions through Salomon Smith Barney Inc., a wholly owned subsidiary of Citigroup. The Company is registered with the Securities and Exchange Commission as a broker-dealer, and is a member of the New York Stock Exchange and the National Association of Securities Dealers.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Proprietary transactions are recorded on a trade date basis.

In the normal course of business, the Company has receivables and payables for financial instruments sold to and purchased from brokers and dealers. The Company is exposed to risk of loss from the inability of these brokers and dealers to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. However, the Company mitigates risk by dealing with large New York Stock Exchange or National Association of Securities Dealers member firms.

Exposure to credit risk is impacted by the markets for financial instruments, which can be volatile and may impair both the ability of counter-parties to satisfy their obligations to the Company, as well as the Company's ability to liquidate any underlying collateral in the event of default.

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS 133). Derivative financial instruments used for trading purposes, including economic hedges of trading instruments are carried at fair value. The Company does not apply hedge accounting as defined in SFAS 133, as all financial instruments are recorded at fair value with changes in fair value reflected in earnings. The adoption of SFAS 133 had no effect on the financial statements, given that the Company's derivative positions are carried at fair value.

As a limited liability company, the Company is not obligated to provide for taxes separately from its members.

2. Securities Owned, and Securities Sold, Not Yet Purchased

At December 31, 2001, securities consisted of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
Equities and convertible preferred	$ 477,142,279	$ 862,110,663
Listed and over the counter options	1,604,253	275
High yield and convertible corporate debt	1,401,234,189	25,278,251
	$1,879,980,721	$ 887,389,189

Equities and listed options are recorded at fair value based on quoted market values using close of business exchange quotations. Over the counter options are recorded at their in the money amount, which approximates fair value. High yield, convertible corporate debt (which includes unseasoned 144A securities) and convertible preferred securities, are recorded at fair value using broker quotes. The amount of non-marketable securities (primarily Rule 144A private placements) included in securities owned is $337,364,299.

The notional or contractual amounts of exchange traded and over the counter equity options held and written, while appropriately not recorded in the financial statements, reflect the extent of the Company's involvement in these instruments. At December 31, 2001 the Company had $66,842,500 and $1,787,500 in notional value of options held and written respectively. The average fair value for the year, based on month-end balances, was $2,422,918 for options held and $98,360 for options written.

Securities sold, not yet purchased must ultimately be acquired in the marketplace at the then prevailing prices, which may differ from the values reflected on the statement of financial condition. Securities sold, not yet purchased reflect short sales executed through the clearing brokers. These liabilities together with payable to brokers and dealers are collateralized by substantially all of the securities owned.

3. Receivable from Brokers and Dealers

Receivable from brokers and dealers is comprised entirely of cash deposited with clearing brokers used in the normal course of our securities business.

4. Contractual Commitments

Contractual Commitments traded by the Company include futures, equity swaps and credit default swaps, whose value is based upon an underlying asset, and generally represent future contractual commitments to exchange cash flows, or to purchase or sell other financial instruments at specific terms on specific future dates.

TRIBECA INVESTMENTS, L.L.C.
(a limited liability company)
Notes to the Statement of Financial Condition

The Company's contractual commitments are primarily held or issued for trading purposes and are carried at fair value.

Contractual commitments are subject to various risks similar to those related to the underlying financial instruments, including market and credit risk. Market risk is the potential for changes in the value of contractual commitments due to market changes, including interest rate movements and fluctuations in security prices. Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract.

Exchange traded futures generally do not give rise to significant counterparty exposure due to the margin requirements of the exchanges.

Futures contracts are exchange-traded contractual commitments to either receive(purchase) or deliver(sell) a standard amount or value of a financial instrument at a specified future date and price. Futures contracts are recorded at fair value based on close of business exchange quotations. At December 31, 2001 the Company had open futures contracts with a total notional amount of $224,731,141. The fair value of these futures contracts reported as assets are $1,977,072 and are included in contractual commitments.

In addition, at December 31, 2001, the Company has entered into equity and credit default swaps with total notional value of $230,084,629. Equity and credit default swaps are recorded at fair values using broker quotes. The fair value of these swaps reported as assets are $1,749,484 and as liabilities are $5,647,740 and are included in contractual commitments. The average fair value reported as assets and liabilities for the period, based on month-end balances were $4,650,667 and $1,997,668 respectively.

5. Fair Value of Financial Instruments

In addition to securities, investments, and contractual commitments, the Company has other financial instruments. The carrying value of receivables from brokers and dealers and accounts payable and accrued liabilities are carried at contract values, which approximate their fair values due to their short term nature.

6. Net Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1). Under the alternative method permitted by this rule, net capital, as defined, shall not be less than $250,000. At December 31, 2001, net capital of $364,150,456 exceeded the requirement by $363,900,456. The Company is exempt from the Customer Reserve Requirement (Rule 15c3-3) under provision (k)(2)(ii).

TRIBECA INVESTMENTS, L.L.C.
(a limited liability company)
Notes to the Statement of Financial Condition

7. **Related Party Transactions**

Included in receivable from brokers and dealers is a net receivable from SSB of $86,411,824. The Company has a payable to SSB of $25,649 at December 31, 2001 for transaction related expenses paid on the Company's behalf, which is included in accounts payable and accrued liabilities.

Included in accounts payable and accrued liabilities is approximately $66,579,000 for the portion of the 1999, 2000 and 2001 management fee which has not yet been paid.

A substantial portion of the Company's assets are held at SSB, a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill these obligations.



345 Park Avenue
New York, NY 10154

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL PURSUANT TO SEC RULE 17a-5

To the Board of Directors and Members of
Tribeca Investments, L.L.C.:

In planning and performing our audit of the statement of financial condition of Tribeca Investments, L.L.C.(the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of management, the board of directors, the Securities and Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
February 22, 2002